novozymes®

03 OCT -1 AM 7:21

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

03032426

09/25/2003

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases nos. 22, 23, 24 and 25 sent to the Copenhagen Stock Exchange in September 2003.

Yours sincerely
Novozymes A/S

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

Ella Begtrup
Investor Relations
+45 44 42 23 79

dlw 10/2

03 OCT -1 7:21

novozymes®

Stock exchange announcement

September 23, 2003

DSM and Novozymes to continue alliance in feed enzymes

DSM and Novozymes will continue and further develop the strategic alliance in feed enzymes between Roche Vitamins & Fine Chemicals and Novozymes after the approval by the US FTC (Federal Trade Commission) of DSM's acquisition of Roche Vitamins & Fine Chemicals.

The alliance between Roche Vitamins & Fine Chemicals (R-V&FC) and Novozymes began in 2001 and has been highly successful. Sales have grown substantially, and the collaboration has been a driving force in innovating and expanding the markets for animal feed enzymes in Europe, Asia, and North & Latin America.

Feike Sijbesma, member of DSM's Managing Board of Directors, says: "The feed enzymes market is a very interesting growth market and fits extremely well within DSM's strategy to further build its nutritional ingredients business. We very much look forward to continuing the cooperation with Novozymes in our effort to expand the use of new, innovative, biotechnological ingredients in the feed industry. The two companies are an excellent fit for each other and both see this alliance as a strong platform for further growth".

"For Novozymes the continuation of the collaboration with DSM is important to maintain the positive development within enzymes for animal feed. Our companies share a future-orientated and expansive view in the alliance, and given its success, we could well envisage expanding it even further", says Steen Riisgaard, CEO of Novozymes.

DSM/Roche Vitamins & Fine Chemicals contributes strong global marketing and sales coverage, and its expertise in animal feed. Novozymes contributes considerable expertise in biotech and production and formulation expertise, and an unsurpassed diversity of enzymes with potential application in animal feed. The two companies have a joint portfolio of R&D-projects that fills the alliances' pipeline of new products and applications for the animal feed industry.

Within the last year the partnership is expanded also to cover pet food. Geographically, it grew to cover the Australian subcontinent and India, making it thereby global in scope.

No changes are expected in the short-term business opportunities for Novozymes in the market for animal feed enzymes. In the long run, the continuation of the alliance will contribute to an expected sales growth of 10-20% per year.

Contact persons

Press and media:	Equity analysts and investors:
Eva Louise Holm Petersen Tel. (direct): +45 3079 3338	Michael Steen-Knudsen Tel. (direct): +45 3079 6048

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and microorganisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Stock exchange announcement

September 9, 2003

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement (no. 10, 2003)

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	September 8, 2003	0	DKK 42,300	132,658	DKK 27,327,548

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and micro organisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Stock exchange announcement

September 8, 2003

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement (no. 9, 2003)

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	September 3, 2003	- 900	DKK 176,400	132,658	DKK 27,327,548

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and micro organisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Stock exchange announcement

September 25, 2003

Novozymes A/S

Holding of Novozymes shares by insiders

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes hereby reports the following:

	Holding of shares Nos. As per June 20, 2003	Holding of shares Nos. As per Sept. 25, 2003	Market value of the total shareholding DKK As per Sept. 25, 2003
Board of Directors	18,235	15,735	3,194,205
Management	86,372	86,372	17,533,516
All insiders, Total	136,365	132,658	26,929,574

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and microorganisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com